October 3, 2012

VIA EDGAR

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Internet Gold Golden Lines Ltd.
Form 20-F for Fiscal Year Ended December 31, 2011
Filed April 30, 2012
File No. 000-30198

Dear Mr. Spirgel:

We are submitting this letter in response to the written comments of the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the annual report on Form 20-F for the fiscal year ended December 31, 2011 of Internet Gold Golden Lines Ltd. (the “Company”).

The paragraphs below are numbered to correspond to the Staff’s comments as set forth in your letter dated September 21, 2012.  We have repeated your comments in italics and boldface and set forth our response in plain type below each comment.

Item 5. Operating and Financial review and Prospects, Page 75

Results of Operations, page 79

1.
We note your statement that the, "following three tables provide summary financial information regarding the operating results of the individual operating segments of the Bezeq Group and on a consolidated basis during the years ended December 31, 2011, 2010 and 2009". However, it appears certain line items in the table on page 80 do not reconcile to either the consolidated statements of income or to your Note 6 - Segment Reporting. These line items are consolidated "total cost, profit from operating activities to owners of the Company, total assets attributable of operations, and total liabilities attributable to segment of operations". Please reconcile them in detail to either your audited financial statements or your reportable segments as shown in Note 6 - Segment Reporting.

In addition, your results of operations discussion should provide an analysis that corresponds to your tabular presentation of significant components of revenue and expenses included in your audited financial statements and segment footnote. Please provide us with your proposed future disclosure.

▪
The tables refer only to the operating results of the Bezeq Group as indicated on page 82 ("regarding the operating results of the individual operating segments of the Bezeq Group and on a consolidated basis"). These operating results do not include the operating results of our Company and its subsidiary B Communications Ltd. ("BCOM"). In addition these operating results also do not include the effects of adjustments with respect to the Purchase Price Allocation ("PPA") resulting from the Bezeq acquisition and other adjustments with respect to the consolidation of the financial statements. We believe that it is important to include these tables so that readers can understand the operations of our principal asset.

▪	In order to clarify our disclosure in future filings we will replace the three tables with the tables presented in Note 6.A "Operating Segments" on page F-47 of our consolidated financial statements.

▪
In addition, and with respect to the second part of your comment, we believe that our Company has provided extensive disclosure in its results of operations discussion, including an analysis that corresponds to the tabular presentation of significant components of revenue and expenses of the Company.

Year Ended December 31, 2010 Compared with Year Ended December 31, 2011, page 83

2.
We note your disclosure on page 85 regarding loss attributable to the owners and income attributed to non-controlling interests. Based on this disclosure it is not clear to us how you allocate net income to owners and non-controlling interests. Please disclose in detail how you allocated net income for the year ended December 31, 2011 and 2010 to owners of the company and to non-controlling interests. Explain why the owners of the company recognized losses for both years, while non-controlling interest holders recognized a profit for both years.

▪
Our Company holds a controlling interest of approximately 78% in BCOM. BCOM holds a controlling interest of approximately 31% in Bezeq. Please refer to our past response to question 5 of the Staff’s comment letter dated September 2, 2010, where we addressed the accounting for our controlling interest in Bezeq.

▪
The owners of our Company recognized net losses for the years ended December 31, 2011 and 2010 based on the results of operations of the Company and its subsidiary, BCOM, both of which include the effect of the finance expenses incurred on the Company’s indebtedness following the Bezeq acquisition, while holders of the non-controlling interest in Bezeq recognized a profit in both years since their non-controlling interest participates to a greater extent in the net income generated by Bezeq than BCOM’s interest in both 2011 and 2010.

▪
Income (loss) attributable to non-controlling interests in our Company’s consolidated financial statements primarily consists of the net operating results captured at two ownership levels: (i) Net income attributable to the non-controlling interests in Bezeq that consists of the non-controlling interests’ share (approximately 69%) in Bezeq's net income adjusted for depreciation and amortization of intangible assets that resulted from the Bezeq PPA; and (ii) the non-controlling interests’ share (approximately 22%) in BCOM's net loss.

▪
Income (loss) attributable to owners of the Company in our consolidated financial statements consists of net operating results captured at three ownership levels: (i) the owners’ share (approximately 24% (78% x 31%)) in Bezeq's net income adjusted for depreciation and amortization of intangible assets that resulted from the Bezeq PPA (ii) owners’ share (approximately 78%) of BCOM's net loss on a standalone basis (non-consolidated); and (iii) 100% of the net loss of the Company on a standalone basis (non-consolidated) that  resulted primarily from finance expenses.

▪	The following table discloses how we allocated net income for the year ended December 31, 2011 and 2010 to owners of our Company and to the non-controlling interests:

	For the year ended	For the year ended
	December 31, 2010	December 31, 2011
	NIS millions	NIS millions
Income (loss) attributable to non-controlling interests
Interest in Bezeq net income	463	339
Interest in BCOM net loss	(34)	(43)
Income attributable to Non-controlling
interests	429	296

Income (loss) attributable to owners of the Company
Controlling interest in Bezeq net income	159	116
Controlling interest in BCOM net loss	(266)	(293)
The Company’s net loss on a standalone basis	(102)	(89)
Loss attributable to Owners of the Company	(209)	(266)

B. Liquidity, page 91

3.
You disclose on page 94 your ability to meet your liquidity needs for the next 12 months. In addition to your short term liquidity discussion, please disclose in detail your long-term plans and ability to fund your working capital, capital expenditures, debt service and other funding requirements. Provide us your proposed disclosure.

Below is our proposed disclosure, which in future filings will be updated to reflect more current information:

We expect to have sufficient funds to meet our long term working capital needs, capital expenditures, debt service and other funding requirements, both on a consolidated level (including B Communications which consolidates Bezeq's results) and with respect to our Company’s  own debt service (not including B Communications and Bezeq)

For this long-term analysis the Company took into account the following:

The working capital and debt aspects of Bezeq

▪
Our base asset, Bezeq, is a strong and well capitalized company.  Its cash flow from operating activities totaled NIS 2 billion in the first six months of 2012, an increase of 38% compared to the first six months of 2011, and an increase of 14% compared to the last six months of 2011.

Analysis of our company’s working capital and debt repayment over the long term

▪	We expect to have sufficient funds to service our indebtedness (excluding Bezeq) from our:

1.	Current cash and cash equivalents;

2.	Our ability to raise additional funds, including through the sale or pledge of a portion of our shareholdings in B Communications that are free from any encumbrances.

3.
Future dividends from B Communications.  In this context it is noteworthy that at this stage B Communication does not have sufficient "distributable profits", as required under the Israeli Companies Law, to declare a dividend. Nevertheless we expect that in the long term, B Communications will have the legal and financial ability to declare dividends.

▪
In 2013, B Communications expects to receive dividends from Bezeq totaling NIS 850 million and to make debt repayments of NIS 620 million, thereby creating a cash surplus of NIS 230 million. We expect that B Communications’ total accumulated cash surplus at December 31, 2013 will be approximately NIS 445 million and that at least a portion of B Communications’ cash surplus will be used for a dividend distribution.

Our Company’s current liquid balances:

▪	As of December 31, 2011, our cash and cash equivalents totaled NIS 343 million and as of June 30, 2012 these balances totaled NIS 322 million.

▪	In addition, we own 24 million unencumbered ordinary shares of B Communications having a value at June 30, 2012 of NIS 275 million (79.94% of B Communications’ outstanding share capital).

▪	These shares can, if necessary, be used to support the refinance old debt or be sold for cash (up to 8 million shares can be sold without endangering our controlling interest in B Communications).

▪
We believe these funds, together with the expected dividends from B Communications, will be sufficient to service our debenture installments from June 2012 through December 31, 2014 that total approximately NIS 500 million.

▪	Beyond 2014, we expect to have sufficient funds to serve our expected indebtedness.

Notes to the Consolidated Financial Statements, page F-13

Note 6 - Segment Reporting, page F-45

Adjustments for segment reporting of revenue, profit or loss, and assets and assets and liabilities page F-49

4.
We note that in your profit or loss reconciliation, the line item "other adjustment" was (NIS) 1.8 Billion, or 234% of consolidated profit before income taxes. In accordance with paragraph 28 of IFRS 8, please identify and describe all material reconciling items. Also, identify and describe all material reconciling items for "other adjustment" in the assets and liabilities reconciliation. Provide us with your proposed disclosure.

In accordance with paragraph 28 of IFRS 8 we identified the PPA adjustments as a material reconciling item. These adjustments were not allocated to the reporting segments because they are not reviewed by our Company's Chief Operating Decision Maker in order to make decisions about resources to be allocated to the segments and assess their performance as required by paragraph 5(b) of IFRS 8. The following is our proposed future disclosure:

Note 6 - Segment Reporting

B.	Adjustments for segment reporting of revenue, profit or loss, assets and liabilities

	Year ended December 31,
			Convenience translation into U.S. dollars (Note 2D)
	2010	2011	2011
	NIS	NIS	US$

Profit or loss
Operating income for reporting segments	2,868	3,591	940
Elimination of expenses from a segment classified
as an associate	(119)	(295)	(77)
Financing expenses, net	(389)	(580)	(151)
Share in the losses of equity-accounted investees	(235)	(216)	(57)
Profit for operations classified in other categories	13	3	1
Depreciation and amortization of intangible assets resulting from the Bezeq PPA adjustments	(1,477)	(1,786)	(467)
Other adjustments	(56)	(34)	(10)
Consolidated profit before income tax	605	683	179

	Year ended December 31,
			Convenience translation into U.S. dollars (Note 2D)
	2010	2011	2011
	NIS	NIS	US$

Assets
Assets from reporting segments	13,525	17,156	4,490
Assets attributable to operations in other categories	432	458	120
Goodwill not attributable to segment assets	2,686	2,686	703
Investment in an equity-accounted investee (mainly loans) reported as a segment	1,084	1,057	277
Cancellation of assets for a segment classified as an associate	(1,243)	(1,282)	(336)
Inter-segment assets	(593)	(1,091)	(286)
Intangible assets resulting from the Bezeq PPA, net	7,338	5,561	1,456
Assets attributable to a non-reporting segment	1,091	714	187

Consolidated assets	24,320	25,259	6,611

		Year ended December 31,
			Convenience translation into U.S. dollars (Note 2D)
	2010	2011	2011
	NIS	NIS	US$

Liabilities
Liabilities from reporting segments	14,863	21,155	5,537
Liabilities attributable to operations in other categories	241	272	71
Cancellation of liabilities for a segment classified as an associate	(4,665)	(4,932)	(1,291)
Inter-segment liabilities	(1,571)	(1,889)	(494)
Intangible liabilities resulted from the Bezeq PPA, net	1,671	1,488	389
Liabilities attributable to a non-reporting segment	6,070	5,513	1,443
Other adjustments	-	(589)	(154)

Consolidated liabilities	16,609	21,018	5,501
**********

In connection with responding to the Staff’s comments, the undersigned, Doron Turgeman, acknowledges on behalf of Internet Gold Golden Lines Ltd. that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please do not hesitate to contact me at (+972) 3 924 0000 or our counsel, Mr. Steven Glusband of Carter Ledyard & Milburn LLP at (212) 238-8605.

Very truly yours, Doron Turgeman, Chief Executive Officer

cc: Steven J. Glusband (by email)